UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☐      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Immediate Report

In furtherance to its announcement on June 6, 2016, Alon Blue Square Israel Ltd. (the "Company") hereby announces that on June 5, 2016, it filed with the Central District Court in Lod, Israel its response to (A) the position of the Official Receiver, (B)(i) the notice regarding the motion for the recognition of a lawsuit as a class action , and (ii) the application to consolidate the hearings, a notice of approval of the settlement agreement with the trustees of Mega Retail, and a petition to set an urgent hearing regarding the issue of nullification of the Company's shares.

Within the framework of its response, the Company referred to Ben Moshe’s demand (as detailed in the amended motion to convene a meeting of creditors, which the Company filed with the Court on May 25, 2016, hereinafter: the “Motion to Convene”) that a condition precedent to completing the Company’s plan of arrangement with creditors is, inter alia, that on the date the plan of arrangement with creditors is complete, all the Company’s shares will be transferred to Ben Moshe, for no consideration, or alternatively, all the Company’s shares will be nullified and erased, for no consideration to the existing holders, as follows:

•	The Company noted that since November 2015, its financial statements contain a “Going Concern” opinion, and that it possesses financial resources to enable its continued operation for a very short period of time, of several weeks. The Company further noted, that in light of the fact that the Company has not, for some time, been meeting its payment obligations under all its finance agreements with the banks and under its debentures, the banks and debenture holders have the right to immediately call their debt which at May 20, 2016, totalled NIS 929 million (in addition to debt owed to credit insurers which amounts to approx. NIS 87 million). Consequently, the continued existence of the Company as a Going Concern, is only possible due to the fact that its creditors have not made immediate calls for their debt (in anticipation of concluding the plan of arrangement with Ben Moshe). These circumstances reflect a significant lack of liquidity, which results in insolvency. The Company further noted, that under these circumstances, there is a risk of losing its ability to realise its assets for their real value, because if the Company’s creditors decide to immediately call their debt, the Company would face only one of two alternatives, (i) the first, insolvency proceedings (such as liquidation or stay of legal proceedings) or (ii) a fire sale of its assets, on terms that will not be market terms. It is the Company’s position, that both alternatives are expected to lead to realising the Company’s assets for a value that is not optimal, which could in turn harm the Company’s creditors’ ability to obtain full repayment of their entire debts amount (contrary to the proposal in the plan of arrangement with creditors which the Company filed with the Court).

•	The Company’s position is that, under these circumstances, if the proposed plan of arrangement is not approved, there is a high probability that any other alternative other than the plan of arrangement will nullify the value of the Company’s shares, without the Company’s shareholders receiving any consideration or compensation on account of their shares. For this reason, the shareholders should be indifferent as to continuing with the option of the plan of arrangement, or liquidation, since in both circumstances, the value of their shares is nullified. According to settled case law, in such circumstances, the interests of a Company’s creditors are to be preferred to those of the shareholders. Thus, in general, all the Company’s shares could be nullified for no consideration to the shareholders, , without any need for a general meeting of shareholders, and in any event, the shareholders should not be given the possibility to “veto” a plan of arrangement with the Company’s financial creditors and credit insurers.

•	The Company noted that a condition for nullifying the shares, according to customary practice, is that there is material equality between the public shareholders and the controlling shareholder. In this regard, and due to the fact that the plan of arrangement could be deemed an extraordinary transaction in which the controlling shareholder has a personal interest (noting the consideration which the controlling shareholder is going to receive from Ben Moshe in the event that the arrangement is indeed complete, on account of the acquired assets (the “Acquired Assets”) sold by the controlling shareholder to Ben Moshe), the Company’s Audit Committee is required to review the plan of arrangement, and in the course of doing so, examine whether the consideration for the Acquired Assets also includes consideration for the controlling shareholder’s shares in the Company (approx. 72.71%). In this regard, the Company noted the following in its response:

A.	As is evident from the offer made by Ben Moshe, the Acquired Assets include the controlling shares, from which it is to be concluded that the consideration for the Acquired Assets also includes consideration for those shares. (It is noted that pursuant to the offer made by Ben Moshe to the controlling shareholder on Feb 15, 2016, the consideration of NIS 115 million to be paid to the controlling shareholder together with executing the plan of arrangement, would be paid in exchange for the following acquired assets: All the rights in the Company held by Alon Israel Oil Company Ltd. and Alon Retail Ltd. (approx. 72.71%); all Alon Israel’s rights related to the NIS 110 million bridge loan, including the right to an allocation of shares in the Company on account of such loan (hereinafter: the “110 Loan”); and all Alon Israel’s rights related to a subordinate loan of NIS 60 million (hereinafter: the “60 Loan”). The Company has been told by the controlling shareholder that there is an option, subject to requisite approvals, including on behalf of the controlling shareholder’s creditors, that the Acquired Assets will also include the brands “Alon” and “Alonit”, on account of which Alon Israel receives from Dor Alon a sum of NIS 3 million per annum).

B.	The Company is aware of Ben Moshe’s claim that the NIS 115 million consideration to the controlling shareholder is first and foremost in exchange for purchasing the rights to NIS 170 million worth of loans which the controlling shareholder provided for the Company’s benefit. The controlling shareholder’s position, as the Company was informed, is that the 110 Loan is a loan which the Company must repay Alon Israel, if no shares are issued on its account.

C.	However, the Company’s position (as formulated preliminarily by the Board of Directors, whose members comprise only the members of its Audit Committee, and based on legal advice it received), is that the 110 Loan cannot be settled otherwise than by way of converting it into share capital, noting the fact that it is a bridge loan until the rights offering, which the controlling shareholder undertook to realise rights worth NIS 110 million. For this reason, it is the Company’s position (on the basis of independent financial advice it received), that in essence, the bridge loan is not a loan at all, but rather is capital equity, and should be viewed as if it were converted to capital in a “theoretical” rights offering. According to this position, the Acquired Assets include the 60 Loan and shares at a rate which is significantly higher than 72%. Accordingly, the share component of the Acquired Assets can be extracted by a reduction in the fair value of the assets in the Acquired Assets which are not shares (that is to say the 60 Loan) from the total consideration for the Acquired Assets (NIS 115 million). If approval is given to also include the brands “Alon” and “Alonit” in the Acquired Assets, to extract the value which must be attributed to the share component in the Acquired Assets, the fair value of said asset would also be reduced from the 115 NIS million consideration.

D.	In conclusion, it is the Company’s position that the share component in the controlling shareholder’s Acquired Assets, maintains a certain value (even if not material), and that value is less than 1% of outstanding debt in the plan of arrangement (which is for more than NIS 1 billion). To create equality between the controlling shareholder and the public shareholders, it is the Company’s position that the minority shareholders must receive consideration similar to that which the controlling shareholder is due to receive on account of the share component in the Acquired Assets, proportionally to the scope of the “theoretical” holdings which the minority shareholders will have after the “theoretical” dilution (i.e. that the 110 Loan is converted to equity). The Company noted that in light of the fact that the compensation payable to the shareholders is, in its position, not material in relation to the outstanding debt addressed by the plan of arrangement, it would be unreasonable for the issue of the nullification of the shares to constitute an obstacle in the way of completing the plan of arrangement, particularly in light of the fact that without approval of the plan of arrangement with Ben Moshe, there in all likelihood would be no value for shareholders. The Company claimed in its response, that ordinarily, in light of the Company’s position that the minority shareholders' shares should not be nullified for no consideration, it is possible that it would be prudent to order the convening of a general meeting of shareholders; however, even in such an event the Company would have reserved its right to claim that the plan of arrangement must be approved even if the required majority at the general meeting is not secured, pursuant to the authority granted to the court under Section 350M of the Companies Law. However, due to the fact that the Company’s shares are also held by the public in the U.S, and therefore are also subject to US securities laws and regulations, convening a shareholders’ meeting would require a minimum term of 30 days to pass from the date the meeting is called and until the date it is convened – a period of time which would significantly, and needlessly, extend the time necessary to complete the plan of arrangement, at a time when the Company has sufficient cash for no more than several weeks.

•	In light of the foregoing, the Company petitioned the court to set an urgent hearing to discuss the issue of nullification of the shares and of convening the general meeting of shareholders, with the goal of creating, within the framework of such a hearing, a balanced solution that would generate a payment of consideration for the shareholders on the one hand, without such payment detracting from approval of the plan of arrangement, on the other, while noting the negligibility of the consideration to which the minority shareholders are entitled in the Company's opinion. In its decision dated June 5, 2016, the court fixed such a hearing for June 13, 2016.

Concurrently with filing the Company’s response, the Company filed a motion in limine, regarding the motion for the recognition of a lawsuit as a class action. Moreover, the Company gave notice that pursuant to the terms and conditions of the settlement arrangement signed by and between Ben Moshe and Mega Retail, which was approved by the Company, the Company will file, in the coming days, an amended Motion to Convene a meeting with creditors, to which an amended version of the plan of arrangement will be attached, incorporating the requisite amendments following the settlement agreement.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 8, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv. General Counsel and Corporate Secretary